FORM 8-A


                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR (G) OF THE
                       SECURITIES EXCHANGE ACT OF 1934



                                NISOURCE INC.
   ----------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)


           Indiana                                        35-1719974
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    (State of incorporation                            (I.R.S. Employer
       or organization)                               Identification No.)


   801 E. 86th Avenue, Merrillville, Indiana               46410
   ----------------------------------------------------------------------
   (Address of principal executive offices)              (Zip Code)

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

        Securities Act registration statement file number to which this form relates: _______ (if applicable)

   Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class             Name of each exchange on which
          to be so registered             each class is to be registered
          -------------------             ------------------------------

    Preferred Share Purchase Right        New York, Chicago and Pacific
   -------------------------------       -------------------------------



   Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
   ----------------------------------------------------------------------
                              (Title of class)

   ----------------------------------------------------------------------
                              (Title of class)





   ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        On February 17, 2000, the Board of Directors of NiSource Inc. (the "Company") declared a dividend distribution of one Right for each outstanding Common Share, without par value, of the Company (the "Common Shares") to the shareholders of record on March 12, 2000 (the "Record Date"). Each Right, when exercisable, initially entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Shares, without par value, of the Company (the "Preferred Shares") at a price of $60 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"). The Rights will replace the preferred share purchase rights which were initially distributed to the Company's shareholders by a dividend in 1990 and which expire by their own terms on March 12, 2000.

        Initially, the Rights are not exercisable. The Rights become exercisable upon the earlier to occur of (i) the tenth business day after a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of Common Shares or other securities of the Company representing 25% or more of the voting power of all securities of the Company then outstanding generally entitled to vote for the election of directors ("Voting Power") (such person or group being called an "Acquiring Person" and such date of first public announcement being called the "Share Acquisition Date"), or (ii) the tenth business day (or such later date as the Board of Directors may determine) after the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in any person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date").

        Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Share certificates and will be transferred only with the Common Share certificates, (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of the Company's Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any of the Company's Common Share certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Shares as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.



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        The Rights are not exercisable until the Distribution Date.  The
   Rights will expire on March 12, 2010, unless earlier redeemed or exchanged by the Company or rendered unexercisable as described below.

        The Preferred Shares are a series of preferred shares that rank junior to any other series of preferred shares of the Company (unless the terms of such series provide otherwise). Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $26 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $6,000 per share but will be entitled to an aggregate payment of 100 times any liquidation payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions. Preferred Shares purchasable upon exercise of the Rights will not be redeemable. The dividend, liquidation and voting rights of the Preferred Shares are designed so that the value of one one-hundredth of a Preferred Share purchaseable upon exercise of each Right should approximate the value of one Common Share.

        If any person becomes the beneficial owner of Common Shares or other securities of the Company representing 25% or more of the Voting Power (i.e., becomes an Acquiring Person), each holder of a Right, other than Rights beneficially owned by any Acquiring Person on or after the Distribution Date (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right, unless the event causing the 25% beneficial ownership threshold to be crossed is a tender offer or exchange offer for all outstanding Common Shares, at a price and on terms determined by the Board of Directors of the Company, after receiving advice from one or more investment banking firms, to be fair to shareholders and otherwise in the best interests of the Company and its shareholders (a "Qualified Offer").

        If, on or after the Share Acquisition Date, the Company is acquired in a merger or other business combination in which the Company is not the survivor or in which the Company is the survivor but the Common Shares are changed into or exchanged for securities of another entity, cash or other property, or 50% or more of the assets or earning power of the Company and its subsidiaries is sold, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person on or after the Distribution Date (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of common shares of the acquiring company which at the time of such transaction would have

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   a market value of two times the exercise price of the Right.
   Notwithstanding the foregoing, the Rights will not be exercisable as set forth in this paragraph in the event any such merger or other business combination is consummated with an Acquiring Person which acquired its shares pursuant to a Qualified Offer, provided that the price per Common Share offered in the merger or other business combination is not less than the price paid in the Qualified Offer and the form of consideration offered in the merger or other business combination is the same as that paid in the Qualified Offer.

        At any time after the Rights become exercisable for Common Shares (or common shares of the acquiring company), the Board of Directors of the Company may exchange the unexercised Rights (other than Rights beneficially owned on or after the Distribution Date by an Acquiring Person that have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred shares having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        The Purchase Price payable, and the number of one one-hundredths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of the Preferred Shares,
   (ii) upon the grant to holders of Preferred Shares of certain rights, options or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of Preferred Shares of evidences of indebtedness or assets (excluding (a) a regular periodic cash dividend out of earnings or retained earnings, (b) a special cash dividend out of earnings or retained earnings, or (c) a dividend payable in Preferred Shares) or of subscription rights, options or warrants (other than those referred to above).

        The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a share split of the Common Shares or a share dividend on the Common Shares payable in Common Shares or certain other changes affecting the number of Common Shares occurring, in any such case, prior to the Distribution Date.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Rights or shares will be issued (other than fractions that are integral multiples of one one-hundredth of a Preferred Share, which may, at the Company's election, be evidenced by depositary receipts) and, in lieu thereof, a cash payment will be made based on the market price of the Rights or the shares on the last trading date prior to, respectively, the date on which the fractional Right would have otherwise been issuable or the date of exercise.

                                     -4-





        At any time prior to the close of business on the tenth business day following the Share Acquisition Date, the Board of Directors of the Company may, at its option, redeem the Rights in whole but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the authorization of the redemption of the Rights by the Board of Directors of the Company, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

        The Board of Directors of the Company may amend the Rights Agreement. After the Distribution Date, however, the Board of Directors of the Company may amend the Rights Agreement only to cure any ambiguity, to cure any defective or inconsistent provisions, to make changes which do not adversely affect the interest of the holders of the Rights (other than an Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement including the period for redemption; provided that no amendment to adjust the time period governing redemption may be made at any time when the Rights are not redeemable. In addition, no supplement or amendment may be made which changes the Redemption Price or the number of one one-hundredths of a Preferred Share for which a Right is exercisable.

        The Rights Agreement is filed herewith as Exhibit 4.1 and is incorporated herein by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement.


   ITEM 2.   EXHIBITS

        The following exhibit is filed as a part of this Registration
   Statement.

        4.1 Rights Agreement, dated as of February 17, 2000, between NiSource Inc. and Harris Trust and Savings Bank, as Rights Agent.













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                                  SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                           NISOURCE INC.
                                           (Registrant)


   Dated:  February 24, 2000         By:   /s/ Stephen P. Adik
                                           ------------------------------
                                           Name:  Stephen P. Adik
                                           Title:  Senior Executive
                                                    Vice President and
                                                    Chief Financial Officer





































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                                EXHIBIT INDEX


   Exhibit No.         Description
   -----------         -----------

   4.1 Rights Agreement, dated as of February 17, 2000, between NiSource Inc. and Harris Trust and Savings Bank, as Rights Agent.












































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